                                                                    Exhibit 99.1

                                 NRP (GP) L.P.
                         REPORT OF INDEPENDENT AUDITORS


The Partners of NRP (GP) L.P.

    We have audited the accompanying consolidated balance sheets of NRP (GP) L.P. as of December 31, 2003 and 2002. These financial statements are the responsibility of NRP (GP) L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) L.P. at December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States.



                                             ERNST & YOUNG LLP


Houston, Texas
February 7, 2004

                                  NRP (GP) L.P.
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                      ASSETS

                                                                DECEMBER 31,  DECEMBER 31,
                                                                    2003          2002
                                                                ------------  ------------
Current assets:
    Cash and cash equivalents ................................   $  24,594     $   7,754
    Accounts receivable ......................................       9,554         7,593
    Accounts receivable - affiliate ..........................       1,437         1,450
    Other ....................................................       1,186           511
                                                                 ---------     ---------
      Total current assets ...................................      36,771        17,308
Land .........................................................      13,532        13,532
Coal and other mineral rights owned, net .....................     447,334       341,075
Coal and other mineral rights leased, net ....................      31,294        19,580
Loan financing costs, net ....................................       2,884         1,225
Other assets .................................................         136            --
                                                                 ---------     ---------
      Total assets ...........................................   $ 531,951     $ 392,720
                                                                 =========     =========

                          LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:
    Accounts payable .........................................   $     423    $     735
    Accounts payable - affiliate .............................         305          667
    Current portion of long-term debt ........................       9,350           --
    Accrued incentive plan expenses - current portion ........       1,186           --
    Property and franchise taxes payable .....................       2,799        1,731
    Accrued interest .........................................         681          200
                                                                 ---------    ---------
      Total current liabilities ..............................      14,744        3,333
Deferred revenue .............................................      15,054       13,252
Accrued incentive plan expenses ..............................       1,070           --
Long-term debt ...............................................     192,650       57,500
Minority interest ............................................     302,589      311,968
Partners' capital:
    Limited partners' interest ...............................       6,748        6,666
    General partners' interest ...............................           1            1
    Accumulated other comprehensive loss .....................        (905)          --
                                                                 ---------    ---------
      Total partners' capital ................................       5,844        6,667
                                                                 ---------    ---------
      Total liabilities and partners' capital ................   $ 531,951    $ 392,720
                                                                 =========    =========


   The accompanying notes are an integral part of these financial statements.

                                  NRP (GP) L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND ORGANIZATION

    NRP (GP) LP (the "Partnership") is a Delaware limited partnership formed on April 9, 2002 by GP Natural Resource Partners LLC, as the general partner, and by Western Pocahontas Properties Limited Partnership ("WPP"), Great Northern Properties Limited Partnership ("GNP"), New Gauley Coal Corporation ("NGCC"), and Ark Land Company, an affiliate of Arch Coal, Inc. ("Arch"), as limited partners, to be the general partner of Natural Resource Partners L.P. ("NRP").

    On April 15, 2002, GP Natural Resource Partners LLC contributed $1 and the limited partners contributed a total of $999 to the Partnership in exchange for 0.001% general partner interest and an aggregate 99.999% limited partner interest, respectively.

    NRP, a Delaware limited partnership, was formed in April 2002 to own and manage certain coal royalty producing properties contributed to NRP by WPP, GNP, NGCC and Arch(collectively "predecessors" or "predecessors companies"). The predecessor companies contributed assets to NRP on October 17, 2002. There were no operations in NRP prior to the contribution of the assets from the predecessor companies.

    The chief executive officer of GP Natural Resource Partners LLC controls the general partners of WPP and GNP and is the controlling shareholder of NGCC. He also controls the general partner of the Partnership. In accordance with EITF 87-21, "Change of Accounting Basis in Master Limited Partnership Transactions", the assets of WPP, GNP and NGCC were contributed to the Partnership at historical costs. The assets contributed by Arch, which consisted solely of land, coal reserves and minerals and other rights were recorded at their fair values.

    As the general partner of NRP, the Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2003, NRP controlled approximately
1.6 billion tons of proven and probable coal reserves in eight states. NRP does not operate any mines. NRP leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine NRP's coal reserves in exchange for royalty payments. NRP's lessees are generally required to make payments to NRP based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of the Partnership and consolidated accounts of NRP due to the Partnership's control over NRP. Intercompany transactions and balances have been eliminated.

RECLASSIFICATION

    Certain reclassifications have been made to the prior year's balance sheet to conform to current year classifications.

USE OF ESTIMATES

    Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

    The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

LAND, COAL AND MINERAL RIGHTS

    Land, coal and mineral rights are carried at historical cost for properties contributed by WPP, GNP and NGCC. The coal mineral rights contributed by Arch as well as NRP's acquisitions have been accounted for using purchase accounting based on their estimated fair value. Coal mineral rights owned and leased are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or upon the amortization period of the contractual rights.

ASSET IMPAIRMENT

    If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

CONCENTRATION OF CREDIT RISK

    Substantially all of the Partnership's accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may impact the Partnership's overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized. Historical credit losses incurred by the Partnership on receivables have not been significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Partnership's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of these financial instruments approximate fair value, due to their short-term nature or variable interest rates that reflect market rates.

DEFERRED FINANCING COSTS

    Deferred financing costs consists of legal and other costs related to the issuance of the Partnership's revolving credit facility and senior unsecured notes. These costs are amortized over the term of the debt.

INCOME TAXES

    The Partnership is not a taxpaying entity, as the individual partners are responsible for reporting their pro rata share of the Partnership's taxable income or loss. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income is ultimately sustained by the taxing authorities.

NEW ACCOUNTING STANDARDS

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement cost being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and a reconciliation of changes in the components of those obligations. The operators of mines on our leased property are responsible for asset retirement obligations. Therefore, the adoption of SFAS No. 143 on January 1, 2003 did not have any impact on the Partnership's financial position or results of operations.

    In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. The provisions of this Statement related to the rescission of SFAS No. 4 shall apply in fiscal years beginning after May 15, 2002. Adoption of SFAS No. 145 on January 1, 2003 did not have any impact on the Partnership's financial position or results of operations.

    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes EITF No. 94-3, "Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not have any impact on the Partnership's financial statements.

    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 as a result of:

    - Decisions previously made as part of the Derivatives Implementation Group (DIG) process;
    - Changes made in connection with other FASB projects dealing with financial instruments; and
    - Deliberations in connection with issues raised in relation to the application of the definition of a derivative.

    SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. However, the provisions of SFAS No. 149 that merely represent the codification of previous DIG decisions are already effective and should continue to be applied in accordance with their prior respective effective dates. The Partnership did not have any hedging instruments in place at December 31, 2003.

    SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May 2003. SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity and as such, SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs.

    SFAS No. 150 is effective for public companies for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 for calendar quarter companies). The adoption of SFAS No. 150 did not have any impact on the Partnership's results of operations, financial position or liquidity.

    In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"),"Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN No. 46 was effective for all VIE's created after January 31,2003. For VIE's created prior to February 1, 2003, FIN No. 46 was to be effective for public companies on July 1, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued a revised FIN No. 46 (FIN No. 46R), which further delayed the effective date for public companies to March 31, 2004 for VIE's created prior to February 1, 2003, except for interests in special purpose entities, for which a company must adopt either FIN No. 46 or FIN No. 46R as of December 31, 2003. Adoption of the requirements of FIN No. 46R is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Historical practice in the extractive industry has been to classify leased mineral interest on the basis consistent with owned minerals due to similar rights of the lessor. SFAS No. 141, "Business Combinations, provides mineral rights as an example of a contract-based intangible asset that should be considered for separate classification as the result of a business combination. Due to the potential for inconsistencies in applying the provisions of SFAS No. 141 (and SFAS No. 142, "Goodwill and Other Intangible Assets") in the extractive industries as they relate to mineral interests controlled by other than fee ownership, the Emerging Issues Task Force (the "EITF") has established a Mining Industry Working Group that is currently addressing this issue. As of December 31, 2003 and 2002, the Partnership's coal acquisition costs for leased mineral interests were less than 6% of its total assets. The classification of the Partnership's leased coal interest and contractual agreements may be revised depending upon the conclusions reached by the Mining Industry Working Group and the EITF. Any reclassification would not have an effect on net income or net cash flows.

3. ACQUISITIONS

    On December 4, 2002, NRP purchased the land and mineral rights to approximately 108 million tons of coal and 164,000 acres of surface land for $57.0 million, including transaction costs, from certain subsidiaries of El Paso Corporation. El Paso Corporation retained an overriding royalty interest in certain assets.

    On February 27, 2003, NRP purchased an overriding royalty interest in the coal reserves that were purchased from El Paso in December 2002, from a subsidiary of Alpha Natural Resources LLC for $11.85 million.

    On April 10, 2003, NRP acquired more than 295,000 mineral acres containing over 350 million tons of coal reserves from two subsidiaries of Alpha Natural Resources, LLC for an aggregate purchase price of $53.625 million. NRP has, in turn, leased these reserves to the subsidiaries of Alpha Natural Resources, which will mine the coal and pay royalties to NRP. The acquisition was effective as of April 1, 2003.

    On July 1, 2003, NRP acquired approximately 79 million tons of proven coal reserves and an overriding royalty interest on additional coal from subsidiaries of PinnOak Resources, LLC for $58 million. Simultaneous with the execution of the purchase and sale agreement, NRP placed the $58 million purchase price into an escrow account to be released at closing. The Partnership leased the reserves back to other subsidiaries of PinnOak Resources that mine the reserves and pay royalties to NRP. The overriding royalty interest is being paid to NRP on third party coal mined and processed by PinnOak Resources through its preparation plants on these properties. This overriding interest represents an increase to the coal and other mineral rights leased, net of $6.3 million.

    In November 2003, NRP completed its acquisition of Kentucky coal reserves and related interests for a purchase price of $18.8 million. The acquisition includes approximately 21 million tons of coal reserves, an additional royalty interest in approximately 5 million tons of coal reserves on contiguous property, and a wheelage fee on 10 million tons of coal.

    All of the acquisitions were initially funded utilizing NRP's revolving credit facility. In June and September of 2003, NRP issued $125 million and $50 million, respectively, of senior unsecured notes, with the proceeds used to reduce the borrowings under NRP's revolving credit facility.

    The factors used in determining the fair market value of the assets acquired included, but were not limited to, discounted future net cash flows, the quality of the reserves, the probability of continued coal mining on the property, and marketability of the coal.

4.  COAL AND OTHER MINERAL RIGHTS

Coal and other mineral rights owned consists of the following:

                                                                                            DECEMBER 31,   DECEMBER 31,
                                                                                                2003           2002
                                                                                            -----------    ------------
                                                                                                   (IN THOUSANDS)
Coal and other mineral rights owned ....................................................     $ 528,235      $ 399,378
Less accumulated depletion .............................................................        80,901         58,303
                                                                                             ---------      ---------

Net book value .........................................................................     $ 447,334      $ 341,075
                                                                                             =========      =========

Coal and other mineral rights leased consists of the following:

                                                                                            DECEMBER 31,   DECEMBER 31,
                                                                                                2003           2002
                                                                                            -----------    ------------
                                                                                                   (IN THOUSANDS)
Coal and other mineral rights leased ...................................................     $  29,180      $  15,581
Contractual agreements .................................................................         4,939          4,939
                                                                                             ---------      ---------
Total gross carrying value .............................................................        34,119         20,520
                                                                                             ---------      ---------

Less accumulated depletion of leased coal interests ....................................         1,021            182
Less accumulated amortization of contractual agreements ................................         1,804            758
                                                                                             ---------      ---------
Total accumulated depletion and amortization ...........................................         2,825            940
                                                                                             ---------      ---------

Net book value .........................................................................     $  31,294      $  19,580
                                                                                             =========      =========

5.   LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                            DECEMBER 31,   DECEMBER 31,
                                                                                                2003           2002
                                                                                            -----------    ------------
                                                                                                   (IN THOUSANDS)
$175 million floating rate revolving credit facility, due October, 2005 .................    $  27,000      $  57,500
5.55% senior notes, with semi annual interest  payments in June and December, with
   annual principal payments in June, maturing in June 2023 .............................       60,000             --
4.91% senior notes, with semi-annual  interest payments in June and December, with
   annual principal payments in June, maturing in June  2018 ............................       80,000             --
5.55% senior notes, with semi annual interest payments in June and December,
   maturing June 2013 ...................................................................       35,000             --
                                                                                             ---------      ---------
Total debt ..............................................................................      202,000         57,500
Less - current portion of long term debt ................................................       (9,350)            --
                                                                                             ---------      ---------
Long-term debt ..........................................................................    $ 192,650      $  57,500
                                                                                             =========      =========

    In connection with NRP's initial public offering in October 2002, NRP through its wholly owned subsidiary, entered into a $100 million unsecured revolving credit facility, which matures in October 2005, when all principal payments are due in full. The revolving credit facility provides for the election of the interest rate at (i) LIBOR plus an applicable margin ranging from 1.25% to 1.75% based on certain financial data or (ii) the higher of the future funds rate plus 0.50% or the prime rate as announced by the agent bank. The facility includes a $12 million distribution loan sublimit that can be used for quarterly distributions. The remainder of the revolving credit facility is available for general limited partnership and limited liability company purposes, including future acquisitions, but may not be used to fund quarterly distributions. The financial covenants require the maintenance of a ratio of consolidated total indebtedness to consolidated EBITDA (as defined in the credit agreement) that are not to exceed 2.5 to 1.0 and a ratio of consolidated EBITDA to consolidated interest expense of at least 4.0 to 1.0. At December 31, 2002, $57.5 million was outstanding on the facility bearing interest at 2.72%.

    On April 4, 2003, NRP increased the borrowing capacity under its credit facility to $175 million, and the other terms of the credit facility remained unchanged. The amended credit facility includes increased commitments from the original bank syndicate, led by PNC Bank, as well as commitments from three new banks.

    On June 19, 2003 and simultaneous with the issuance of senior notes, NRP's subsidiary adopted a second amendment to the credit facility. This amendment permitted NRP Operating to issue unsecured notes through a private placement in an amount up to $175 million, with a portion of the proceeds to be used to reduce the outstanding balance on the revolving credit facility. Among other items, this amendment increased the maximum leverage ratio from 2.75 to 1.00 to
3.50 to 1.0. Indebtedness under the revolving credit facility bears interest, at NRP's option, at either (i) a rate equal to LIBOR plus an applicable margin ranging from 1.25% to 2.25% or (ii) the higher of the federal funds rate plus an applicable margin ranging from 0.25% to 0.75% or the prime rate as announced by the agent bank.

    At December 31, 2003, $27 million was outstanding under the revolving credit facility bearing interest at a LIBOR rate of 3.17%. NRP incurs a commitment fee on the unused portion of the revolving credit facility at a rate of 0.50% per annum.

    Proceeds from the issuance of the senior notes were used to repay borrowings under NRP Operating's existing revolving credit facility and for expenses associated with the transaction. In anticipation of the private placement on May 12, 2003, NRP Operating entered into a treasury rate hedge with respect to $50 million of the senior notes. In connection with the closing of the private placement, NRP Operating paid $1.4 million to settle this treasury rate hedge. Of the $1.4 million paid for the settlement, approximately $0.9 million will be amortized into expense over 20 years, and the balance of approximately $0.5 million has been expensed in 2003. The terms under the private placement require that NRP maintain a fixed charge coverage ratio of not less than 3.50 to 1.0 and a limit on consolidated debt to consolidated EBITDA of not more than 4.00 to 1.00.

6.  RELATED PARTY TRANSACTIONS

    Quintana Minerals Corporation, a company controlled by Corbin J. Robertson, Jr., Chairman and CEO of GP Natural Resource Partners LLC, provided certain administrative services to NRP and charged it for direct costs related to the administrative services. Additionally, WPP provides certain administrative services for NRP.

      At December 31, 2003, NRP had accounts receivable from affiliates of $1.4 million due from Arch which consisted of minimum royalties due on coal royalty leases that was paid in the first week of January 2004. NRP also had accounts payable to affiliates of $0.3 million, which includes general and administrative expense to Quintana Minerals Corporation, and WPP of $0.1 million and $0.1 million, respectively. On October 21, 2003, Arch entered into a Guaranty agreement with NRP whereby Arch agreed to pay NRP a minimum of $11.3 million in coal royalties with respect to their leases with NRP in 2004.

7.  COMMITMENTS AND CONTINGENCIES

   LEGAL

    The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Partnership management believes these claims will not have a material effect on the Partnership's financial position, liquidity or operations.

Environmental Compliance

    The operations conducted on NRP's properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership and NRP may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of NRP's coal leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify NRP against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. Because NRP has no employees, Western Pocahontas employees provide regular visits to the mines to ensure compliance with lease terms, but the duty to comply with all regulations rests with the lessees. Management believes that NRP's lessees will be able to comply with existing regulations and does not expect any lessee's failure to comply with environmental laws and regulations to have a material impact on its financial condition or results of operations. NRP has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties for the periods ended December 31, 2003 and 2002. NRP is not associated with any environmental contamination that may require remediation costs. However, lessees do, from time to time, conduct reclamation work on the properties under lease to them. Because NRP is not the permittee of the mines being reclaimed, it is not responsible for the costs associated with these reclamation operations. All of our lessees are required to post bonds to cover reclamation costs. In the event these bonds are insufficient, some states, such as West Virginia have established funds to cover these shortfalls. NRP is also indemnified by WPP, GNP, NGCC and Arch Coal Inc., jointly and severally, for three years after the closing of the initial public offering against environmental and tax liabilities attributable to the ownership and operation of the assets contributed to NRP prior to the closing. The environmental indemnity is limited to a maximum of $10.0 million.

8.  INCENTIVE PLAN

    Prior to NRP's initial public offering, GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the "Long-Term Incentive Plan") for employees and directors of GP Natural Resource Partners LLC and its affiliates who perform services for NRP. The compensation committee of GP Natural Resource Partners LLC's board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.

    On August 19, 2003, the compensation committee amended the Long-Term Incentive Plan to provide only for the issuance of phantom units that are payable solely in cash. In connection with the amendment to the Long-Term Incentive Plan, the compensation committee terminated all of the existing option grants and issued to all of the holders of terminated options a number of phantom units equivalent in value to the terminated options.

     A phantom unit entitles the grantee to receive the fair market value in cash of a common unit upon the vesting of the phantom unit. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as the compensation committee determines. The compensation committee will determine the period over which the phantom units granted to employees and directors will vest. In addition, the phantom units will vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's phantom units will be automatically forfeited unless and to the extent the compensation committee provides otherwise.

     GP Natural Resource Partners LLC adopted the Natural Resource Partners Annual Incentive Compensation Plan (the "Annual Incentive Plan") in October 2002. The Annual Incentive Plan is designed to enhance the performance of GP Natural Resource Partners LLC's and its affiliates' key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each year. The board of directors of GP Natural Resource Partners LLC may amend or change the Annual Incentive Plan at any time. NRP GP Natural Resource Partners LLC for payments and costs incurred under the Annual Incentive Plan.

        There were 143,721 phantom units outstanding at December 31, 2003. NRP accrued expenses to be reimbursed to its general partner of $2.8 million for the year ended December 31, 2003 related to these plans, of which $0.5 million was paid in 2003.

9. SUBSEQUENT EVENTS

Acquisition

     In January 2004 NRP acquired all of the mineral interests of BLC Properties LLC for $73 million. The acquisition included coal, oil and gas and other mineral rights on approximately 275,000 acres that contain approximately 180 million tons of coal reserves. The transaction also included oil and gas and other mineral rights on approximately 205,000 additional acres. BLC retained a 35% non-participating royalty interest in the oil and gas and other mineral rights. The properties are located in Kentucky, Tennessee, West Virginia, and Alabama, and was funded utilizing NRP's credit facility.

Cash Distribution

     On January 22, 2004, the board of directors of GP Natural Resource Partners LLC declared a cash distribution of $0.5625 per unit. Total distributions of $13.0 million will be paid on February 13, 2004, to unitholders of record on February 2, 2004.


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